UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

 Or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Commission File No.: 024-11613

Sky Limit Venture Corp.
(Exact name of registrant as specified in its charter)

California	81-2983268
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

12338 Valley Blvd., Unit C

El Monte, CA 91732

(Address of principal executive offices)

(626) 434.9606

(Registrant’s telephone number, including area code)

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management, and other matters. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “continue” and similar expressions or the negative of these similar terms. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict. In evaluating these forward-looking statements, you should consider various factors, including the following: (a) those risks and uncertainties related to general economic conditions, (b) whether we are able to manage our planned growth efficiently and operate profitable operations, (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations, (d) whether we are able to successfully fulfill our primary requirements for cash, which are explained below under “Liquidity and Capital Resources”. We assume no obligation to update forward-looking statements, except as otherwise required under the applicable federal securities laws. Unless stated otherwise, terms such as the “Company,” “Sky Limit Venture,” “SKYL,” “we,” “us,” “our,” and similar terms shall refer to Sky Limit Venture Corp., a California Corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Management’s Discussion and Analysis

The Company has had $924,758 and $727,020 in revenues from operations for the six month periods ending June 30, 2022 and June 30, 2021.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of the Regulation A Offering will satisfy its cash requirements for the next twelve months. To complete the Company’s entire deployment of its current and proposed products and its business plan, it may have to raise additional funds in the next twelve months. Contemporaneously we will work to expand its services to further its goal of becoming a one stop contractor. Providing customer convenience of coordinating with one contractor vs multiple contractors. The company services include installation of residential and commercial solar photovoltaic systems, electric vehicle charging stations, installation of new roofing, re-roofing, solar roof, installation of energy generation and battery storage.

The Company expects to increase the number of employees at the corporate level, as warranted.

3

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, the valuation and recognition of derivative liability, valuation allowance for deferred tax assets and useful life of fixed assets.

Our Business Overview

Sky Limit Venture Corp., provides a variety of clean energy solutions for residential and commercial customers. It is also focusing on research and development of recycled electric vehicle lithium batteries. It has developed a process to improve and repurpose these batteries for outdoor use. The company is amid designing and building a technology application to monitor lithium batteries to measure the power being generated. We are working on this monitoring application to provide customers peace of mind that their equipment is producing electricity. We strive to become a comprehensive source for our customers clean and efficient energy needs.

Sky Limit Venture Corp., is involved in every step of the process, including sales, design, permitting, development, installation, construction, and repairs. Our customers can choose from a variety of financing options including PPA and Lease programs. The company continues to expand its services to offer a one stop contractor. Providing customer convenience of coordinating with one contractor vs multiple contractors. The company services include installation of residential and commercial solar photovoltaic systems, electric vehicle charging stations, installation of new roofing, re-roofing, solar roof, installation of energy generation and battery storage. Additionally, the company is continuing research and development of recycled electric vehicle lithium batteries to repurpose for outdoor use. It is also creating an application to monitor the battery life span for equipment failures.

We provide customers with the opportunity to power their homes with solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense on the part of the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers through energy storage technology. We do all of this under long-term solar and solar plus energy storage service agreements with our customers, which provide us with predictable, contracted cash flows.

The services we provide are integral to our customers’ value proposition. These include operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and energy storage system, as appropriate, and diagnostics.

Residential Solar Power System Design and Installation

We currently provide marketing, sales, design, construction, installation, maintenance, support and related solar power system services to residential and commercial customers in California, and plan on expanding throughout the United States in locations in which the economics are favorable to solar power. We will provide our customers with a single point of contact for their system design, engineering work, building permit, rebate approval, utility hookup and subsequent maintenance.

We will concentrate on the design and integration of grid-tied solar power systems. These systems are electrically connected to the utility grid so that excess energy produced during the day flows backwards through the utility’s electric meter, actually running the electric meter backwards. The meter will run backwards when the power produced by the solar system is greater than the power needs of the structure. During the evenings or on cloudy days, energy is drawn from the grid normally and the meter runs forwards. Most utilities serving the areas in which we install systems allow for “net metering.” Customers on net metering only pay for the net amount of energy they consume during the year, essentially getting full retail credit for the energy they transmit back onto the utility grid during the day.

4

Energy Storage Systems.

Our proposed energy storage systems increase our customers’ independence from the centralized utility and provide on-site backup power when there is a grid outage due to storms, wildfires, other natural disasters and general power failures caused by supply or transmission issues. In addition, at times it can be more economic to consume less energy from the grid or, alternatively, to export solar energy back to the grid. Recent technological advancements for energy storage systems allow the system to adapt to pricing and utility rate shifts by controlling the inflows and outflows of power, allowing customers to increase the value of their solar plus storage system. The energy storage system will charge during the day, making the energy it stores available to the home when needed. It will also feature software that can customize power usage for the individual customer, providing backup power, optimizing solar energy consumption vs. grid consumption or preventing export to the grid as appropriate. The software is going to be tailored based on utility regulation, economic indicators and grid conditions. The combination of energy control, increased energy resilience and independence from the grid is strong incentive for customers to adopt solar and energy storage. As energy storage systems and their related software features become more advanced, we expect to see increased adoption of energy storage systems.

We believe that integrated energy storage systems enhance the reliability, resiliency and predictability of home solar energy in certain markets, increasing the overall value proposition to consumers. We expect customer demand for our future energy storage products, to increase over time. We also expect continued requests by our customers that we retrofit their existing solar energy systems energy storage service to provide more resiliency.

Products

Sky Limit Venture Corp offers competitive pricing and variety of services and product lines:

•	Solar photovoltaic installation and repair
•	Electrical vehicle charging station installation
•	Electrical wiring or re-wiring installation
•	Energy efficiency roofing installation
•	Solar roof and re-roof installation
•	Energy storage installation
•	Sales of Lease, Loan and PPA products up to 25 years
•	Generator installation and repair
•	Research and develop recycled electric vehicle lithium batteries
•	Repurpose recycled battery for outdoor use
•	Training facility for internal and external personnel and businesses

The company is in the midst of a process patent for the use of recycled electric vehicle batteries with goals of utilizing a technology application to monitor battery production and leverage data for improvements.

Our solar installation workmanship covers up to 25 years and roofing up to 50 years to provide our customers peace of mind.

Markets and Marketing

The renewable energy market involves suppliers, distributors, manufacturers, and contractors; therefore, Sky Limit Venture Corp., has established and maintains loyal business relationships with all parties. Our relationships have allowed the company to provide high quality materials at competitive prices for our customers. Consequently, Sky Limit Venture Corp., is highly competitive and provides added value to our Customers.

The renewable energy sector in California and Nevada markets are currently mandating (1) 50% renewable portfolio standard by year 2030. California is leading the way with the most solar installation of 27,897.04MW, whereas Nevada is 3,587.32MW based on SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight 2020 Q3. (2) Both states are to be carbon free by the year 2045 for California and 2050 Nevada. (3) California also mandating zero emission by year 2035, which means no more gas, diesel and CNG engine vehicles. These are just a few named states that are adopting the clean energy movement. Arizona, Texas, Florida, New Jersey, South Carolina are also strong contributors.

5

Technology for solar modules and battery storage is constantly advancing, making it more affordable to create a more clean and sustainable Energy. Renewable Energy is one of the fastest growing industries worldwide. Showing continued growth from solar photovoltaic systems to electrification of vehicles. Due to the ever-changing climate, we strive to stay relevant and adapt to ongoing environmental and regulatory changes and continuing to expand our business model to branch out with complimentary services.

We found that customer experiences with contractors typically have a negative connotation. We want to change this perception. After many published sources about how customers do not trust contractors for many reasons, the CEO of Sky Limit Venture Corp., is developing a strategic plan to overcome this issue.

Market Opportunity

The utility-based electricity sector is being disrupted as distributed solar technology offers homeowners the option to generate solar energy on-site at the point of consumption while lowering their energy costs and reducing their environmental footprint. Residential solar is the fastest growing segment of the distributed solar market. The number of residential solar energy systems in the United States is expected to increase from approximately 19.2 GW installed in 2020 and 23.6 GW installed in 2021, (a 19% increase over 2020) to an estimated 464 GW being installed by 2032 according to Solar Energy Industry Association (“SEIA”) (https://www.seia.org/research-resources/solar-market-insight-report-2021-year-review). In order to meet the clean energy goals set by industry and the Biden administration the annual installs will need to grow to more than 80 GW by 2030, with cumulative totals nearing 600 GW by the end of the decade, according to the SEIA (www.seia.org/solar-industry-research-data).

Growth in the residential solar market has been driven in part by the introduction of third-party ownership of residential solar systems through power purchase agreements or lease arrangements that allow the homeowner to benefit from governmental incentives and tax credits without burdening the homeowner with the upfront capital expenditure of purchasing a solar energy system. Recently there has been increased customer demand to own the solar energy system, which in turn has led to innovative financing solutions through various contract structures that offer a homeowner the option to purchase a solar energy system through third-party loan financing. In such a loan offering, a homeowner may or may not receive ongoing operating, maintenance and monitoring services from their installer, similar to those customary in power purchase agreements and lease arrangements.

Declining Capex Costs for Residential Solar

Rooftop residential solar has benefited from a rapid decline in costs. According to SEIA, the cost of a residential solar system has dropped more than 60% over the last decade. Prices in the fourth quarter of 2020 were at their lowest levels in history, across all market segments. SEIA goes on further to state that the pre-incentive price of an average sized residential system has dropped from $40,000 in 2010 to roughly $20,000 in 2021, with recent utility-scale prices ranging from $16/MWh - $35/MWh, which is competitive with all other forms of generation. (www.seia.org/solar-industry-research-data).

6

Developments in Energy Storage Solutions

Recent developments in energy storage technology and power usage management may reduce the variability of solar energy availability to the customer. As advances in technology cause the price of energy storage systems to decline, more customers will be able to afford such systems. Including energy storage with the customer’s solar energy system allows the power generated by the solar energy system to be available to the customer on a more consistent basis. In addition, the general availability of power sourced from the battery, coupled with the variability of utility rates for power based on time-of-day, means that, depending on the time of day, it may be more cost-efficient for the customer to draw energy from the energy storage system or the utility grid (or vice versa). As the technology governing the energy storage system improves, we expect these existing cost-saving mechanisms will allow for a better matching of supply and demand based on the customer’s energy usage. The ability to store energy may reduce the industry’s reliance on net energy metering policies, thereby expanding the addressable market for residential solar. In addition, energy storage system costs have declined due to technology improvements, manufacturing scale, competition among manufacturers, greater product integration and deepening industry expertise.14 According to Bloomberg NEF (“BNEF”), the volume-weighted average price of a lithium-ion battery pack has fallen 89% from a price of $1,200 per kilowatt hour in 2010, in real terms, and has declined in real terms to $132 per kilowatt hour in 2021, which is a 6% drop from $140/kWh in 2020. BNEF predicts that by 2024, the average prices will be close to $100 per kilowatt hour due to further expected technological improvements. BNEF also states that higher raw materials prices means that the point at which prices fall below $100/kWh could be pushed back two years. (https://about.bnef.com/blog/battery-pack-prices-fall-to-an-average-of-132-kwh-but-rising-commodity-prices-start-to-bite/)

Sales and Marketing

The company’s growth strategy is to network at clean energy conferences, seminars nationwide and internationally. This is done by attending frequent symposiums, seminars, workshops, and conferences. Increase company’s traffic through our website verbiage in English and Spanish while using the correct meta tags, key words, and SEO to show up on first page of Google. An ever-growing social media presence is considered crucial today’s business environment. We will maintain and advertise on Twitter, Facebook, Instagram, LinkedIn, YouTube, and Yelp. These social media sites offer several benefits, such as increase exposure to potential customers, lowering marketing expenses, reaching target audiences, building brand loyalty customers, boosting SEO, increasing traffic while being mobile friendly.

7

Building an email and phone number list to integrate with an autoresponder software. This way, we can send company’s newsletters, new services, new products, updates, and any promotions. We will potentially seek mergers and/or acquisitions with inverters manufacturers to integrate our battery technology and application with their product line. This way, we do not need to reinvent a new product to save time and money. Sky Limit Venture Corp builds a loyal business relationship with all manufacturers by becoming their certified installer, service provider and dealer. This way, when there are services needed by the manufacturer, we can generate a new source of income stream. Currently our main sales are driven by our internal sale teams, outside sales agents and marketing companies in the states of California, Illinois, Texas and soon Nevada. The key to our success is our proactively communication with all customers, business partners and suppliers.

Our Strategy

Our goal is to become one of the largest providers of solar energy in the world. We plan to achieve this strategy by providing every home and business an alternative to their energy bill that is cleaner and cheaper than their current energy provider. We intend to:

Rapidly grow our customer base. We intend to invest significantly in additional sales, marketing and operations personnel and leverage strategic relationships with new and existing industry leaders to further expand our business and customer base. .

Continue to offer lower priced energy. We plan on reducing costs by continuing to leverage our buying power with our suppliers, developing additional proprietary software to further ensure that our integrated team operates as efficiently as possible, and working with fund investors to develop innovative financing solutions to lower our cost of capital and offer lower-priced products to our customers. Also, we plan on reducing our costs and increasing our profits by becoming large enough to effectively negotiate better power purchase agreements with the regional electricity companies as a supplier of energy.

Leverage our brand and long-term customer relationships to provide complementary products. We plan to continue to invest in and develop complementary energy products, software and services, such as energy storage and energy management technologies, to offer further cost-savings to our customers. We also plan to expand our energy efficiency business to commercial customers.

Expand into new locations. We intend to continue to expand into new locations, initially targeting those markets where climate, government regulations and incentives position solar energy as an economically compelling alternative to utilities.

Sales

We plan to secure financing that enables our customers to access solar energy for little to no upfront cost to them, as well as expand our solar installation, renewable energy initiatives and energy storage products.

Residential Solar

The key elements of our integrated approach to providing distributed residential solar energy include:

•

Professional consultation. We deploy our direct-to-home sales force to provide in-person professional consultations to prospective customers to evaluate the feasibility of installing a solar energy system at their residence. Our sales closing and referral rates are enhanced by homeowners’ responsiveness to our direct-to-home, neighborhood-by-neighborhood outreach strategy.

•

Design and engineering. We have developed a streamlined process that enables us to design and install a custom solar energy system that delivers significant customer savings. This process, which incorporates proprietary software, standardized templates and data derived from on-site surveys, allows us to design each system to comply with complex and varied state and local regulations and optimize system performance on a per panel basis. We continue to pursue technology innovation to integrate accurate system design into the initial in-person sales consultation as a competitive tool to enhance the customer experience and increase sales close rates.

8

•

Installation. We are a licensed contractor in the markets we serve and are responsible for each customer installation. Once we complete the system design, we obtain the necessary building permits and begin installation. Upon completion, we schedule the required inspections and arrange for interconnection to the power grid. By directly handling these logistics, we control quality and streamline the system installation process for our customers. Throughout this process, we apprise our customers of the project status with regular updates from our account representatives. We minimize costs, ensure quality and deliver high levels of customer satisfaction by controlling the entire installation process.

•

Monitoring and service. We monitor the performance of our solar energy systems, leveraging a combination of internally developed solutions as well as capabilities provided by our suppliers. Currently, a substantial majority of our existing solar energy systems use SolarEdge and Enphase communications gateway device paired with its monitoring service. We leverage the SolarEdge monitoring and Enlighten communications gateway and monitoring service to collect performance data and use this data to ensure we deliver quality operations and maintenance services for our solar energy systems. If services are required, our strong local presence enables rapid response times.

•

Referrals. We believe our commitment to delivering high levels of customer satisfaction and our concentrated geographic deployment strategy have generated a significant amount of sales through customer referrals, which increase our neighborhood penetration rates, lower our customer acquisition costs and accelerate our growth. Our financial returns also benefit from the cost savings derived from increasing the density of installations in a neighborhood.

Manufacturing Materials and Installation

We purchase major components such as solar panels and inverters directly from multiple manufacturers. We screen these suppliers and components based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of September 21, 2022, our primary solar panel suppliers were REC Solar among others, and our primary inverter suppliers were SolarEdge and Enphase, among others. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We typically purchase solar panels and inverters on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under purchase agreements.

We generally do not have any supplier arrangements that contain long-term pricing or volume commitments; although at times in the past we have made limited purchase commitments to ensure sufficient supply of components.

If we fail to develop, maintain and expand our relationships with these or other suppliers, our ability to meet anticipated demand for our solar energy systems may be adversely affected, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, it may be difficult to quickly identify alternative suppliers or to qualify alternative products on commercially reasonable terms, and our ability to satisfy this demand may be adversely affected.

Our racking systems are manufactured by contract manufacturers in the United States of America.

We generally source the hundreds of other products related to our solar energy systems and energy efficiency upgrades services, through a variety of distributors.

We currently operate in the State of California. We manage inventory through a centralized storage and distribution facility and distribute inventory to local installers as needed. This operational scale is fundamental to our business, as our field teams currently complete more than 30 residential installations each month, while our project management teams simultaneously manage projects as they move through the stages of engineering, permitting, installation and monitoring.

9

We offer a range of warranties and performance guarantees for our solar energy systems. We generally provide warranties of between 10 to 20 years on the generating and non-generating parts of the solar energy systems we sell, together with a pass-through of the inverter and module manufacturers’ warranties that generally range from 5 to 25 years. In the States that we sell the electricity generated by a solar energy system, we compensate customers if their system produces less energy than our guarantee in any given year by refunding overpayments. We also provide ongoing service and repair during the entire term of the customer relationship. To date costs associated with such ongoing service and repair have not been material, but there are no assurances that in the future those costs will not increase.

Engineering and Construction

The key leadership in our engineering and construction group resides within our company, which provides us with the in-house capabilities required to evaluate a project’s design and construction process. We will rely as necessary upon additional personnel from third-party sources, including Greenlancer, with respect to the construction of our projects. We also typically enter into fixed-price construction contracts for our projects’ construction with a guaranteed completion date to encourage completion on time and within budget.

Project design involves close and frequent communication with both field development personnel as well as the construction contractor in order to develop a project that conforms to local geotechnical and topographic characteristics while accommodating permitting and real estate restrictions. The developer also strives to integrate experience obtained from operating projects in order to design projects with optimal maintenance and equipment-availability profiles. During construction, we are responsible for overseeing the construction contractor and ancillary-vendor activities to ensure that the construction schedule is met. Collaboration among engineers and managers on each of our projects and our major equipment suppliers allows us to efficiently transition from construction to commercial operations and to identify and process technical improvements over the life cycle of each project.

Our engineering and construction team is comprised of highly experienced project and construction managers and includes personnel who have supervised the design and completion of construction of over 5,000 solar power projects representing over 35 MW in the last 14 years. We set, and ensure compliance with, design specifications and take an active role in supervising field work, safety compliance, quality control and adherence to project schedules. Each project has a dedicated resident construction manager, and other engineering and construction functions are centralized, which allows the group to efficiently scale its resources to support our developing global platform and growth strategy.

Distributed Generation and Renewable Energy

Distributed generation and renewable energy are two promising areas for growth in the global electric power industry. Distributed generation (sometimes known as “Off-Grid”) is defined as point-of-use electricity generation that either supplements or bypasses the electric utility grid. Distributive generation employs technologies such as solar power, micro turbines and fuel cells. The move to distributed power will come from capacity constraints, increased demand for power reliability and the economic challenges of building new centralized generation and transmission facilities.

Renewable energy is defined as energy supplies that derive from non-depleting sources such as solar, wind and certain types of biomasses. Renewable energy reduces dependence on imported and increasingly expensive oil and natural gas. In addition, growing environmental pressures, increasing economic hurdles of large power generation facilities and U.S. National Security interests are favorable drivers for renewable energy. Renewable energy, including solar and wind power, is the fastest growing segment of the energy industry worldwide.

Solar power is both distributed and renewable. Subsequent to installation, solar power is an environmentally benign, locally sourced renewable energy source that can play an immediate and significant role in assisting global economic development, forging sustainable global environmental and energy policies, and protecting national security interests.

10

Solar Power: The Technology

Solar power generation uses interconnected photovoltaic cells to generate electricity from sunlight. The photovoltaic process (PV) captures packets of light (photons) and converts that energy into electricity (volts). Most photovoltaic cells are constructed using specially processed silicon. When sunlight is absorbed by a semiconductor, the photon knocks the electrons loose from the atoms, allowing the electrons to flow through the material to produce electricity. This generated electricity is direct current (DC).

Light can be separated into different wavelengths with a wide range of energies. These photons may be reflected, absorbed or passed right through the PV cell. Solar cell technology only has the ability to capture the energy of photons within a specific range. Lower wavelength photons create heat, resulting in higher solar cell temperatures and lower conversion rate to energy. Higher wavelength photons have lower levels of energy and thus do not generate electricity.

Many interconnected cells are packaged into solar modules, which protect the cells and collect the electricity generated. Solar power systems are comprised of multiple solar modules along with related power electronics. Solar power technology, first used in the space program in the late 1950s, has experienced growing worldwide commercial use for over 25 years in both on-grid and off-grid applications.

On-grid applications provide supplemental electricity to customers that are served by an electric utility grid but choose to generate a portion of their electricity needs on-site. The On-grid segment is typically the most difficult to compete in since electricity generated from coal, nuclear, natural gas, hydro and wind is generally at much lower rates. Despite the unfavorable cost comparisons, On-grid applications have been the fastest growing part of the solar power market. This growth is primarily driven by the worldwide trend toward deregulation and privatization of the electric power industry, as well as by government initiatives, including incentive programs to subsidize and promote solar power systems in several countries, including Japan, Germany and the United States. On-grid applications include residential and commercial rooftops, as well as ground-mounted mini-power plants.

Despite the benefits of solar power, there are also certain risks and challenges faced by solar power. Solar power is heavily dependent on government subsidies to promote rapid introduction and acceptance by mass markets. Solar is an inert process that makes it difficult to compare against other non-inert technologies when comparing costs as current solar modules are generally warranted for a 25 year life. When the costs of producing solar are compared to other energy sources, solar power is more expensive than grid-based energy, nuclear, wind, etc. Different solar technologies carry different efficiencies. Traditional PV solar cells carry efficiencies ranging from 15% to 20% per cell.

Competition

The markets we plan to serve are highly fragmented with numerous small and regional participants and several large nationally based companies. Competition in the markets we plan to serve will be based on a number of considerations, including our ability to excel at timeliness of delivery, technology, applications experience, know-how, reputation, product warranties, service and price. Demand for our product can vary period over period depending on conditions in the markets we serve. We believe our future product quality reliability, and safety supported by advanced manufacturing and operational excellence will differentiate us from many of our competitors, including those competitors who often offer products at a lower price.

Overall, the competitive environment of the renewable energy industry is very tense despite its market size. The Company competes with other distributors, installers such as SunRun, Tesla, SunPower, Sunnova, to name some of the other renewable energy companies that are currently in our industry. These competitors possess significantly greater financial and non-financial resources, manufacturing capacity, well established business models and distribution channels and branding.

Energy Generation and Storage

Energy Storage Systems

The market for energy storage products is also highly competitive, and both established and emerging companies have introduced products that are similar to our product portfolio or that are alternatives to the elements of our systems. We compete with these companies based on price, energy density and efficiency. We believe that the specifications and features of our products, our strong brand and the modular, scalable nature of our energy storage products give us a competitive advantage in our markets.

11

Solar Energy Systems

The primary competitors to our solar energy business are the traditional local utility companies that supply energy to our potential customers. We compete with these traditional utility companies primarily based on price and the ease by which customers can switch to electricity generated by our solar energy systems. We also compete with solar energy companies that provide products and services similar to ours. Many solar energy companies only install solar energy systems, while others only provide financing for these installations. We believe we have a significant expansion opportunity with our offerings and that the regulatory environment is increasingly conducive to the adoption of renewable energy systems.

Government Incentives

Increasing concerns regarding additional energy requirements, grid architecture and distributed generation goals, security of energy supply, consequences of greenhouse gas emissions and fossil-fuel prices have resulted in support for governmental policies and programs at the federal, state, local and provincial level of our markets that support electricity generation from renewable energy sources such as solar power. These programs provide for various incentives and financial mechanisms, including, in the United States, accelerated tax depreciation, tax credits, cash grants and rebate programs, which serve to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of solar power.

The United States has established various incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives, include tax credits, cash grants, tax abatements, rebates and renewable energy credits or green certificates and net energy metering, or “net metering,” programs. These incentives help catalyze private sector investments in solar energy and efficiency measures. Set forth below is a summary of the various programs and incentives that we expect will apply to our business.

Energy Storage System Incentives and Policies

While the regulatory regime for energy storage projects is still under development, there are various policies, incentives and financial mechanisms at the federal, state and local levels that support the adoption of energy storage.

For example, energy storage systems that are charged using solar energy may be eligible for the solar energy-related U.S. federal tax credits described below. The Federal Energy Regulatory Commission (“FERC”) has also taken steps to enable the participation of energy storage in wholesale energy markets. In addition, California and a number of other states have adopted procurement targets for energy storage, and behind-the-meter energy storage systems qualify for funding under the California Self Generation Incentive Program.

Solar Energy System Incentives and Policies

U.S. federal, state and local governments have established various policies, incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives include tax credits, cash grants, tax abatements and rebates.

In August 2022, Congress passed an extension of the ITC, in particular, Sections 48 and 25D of the U.S. Internal Revenue Code now currently provides a tax credit of 30% of qualified commercial or residential expenditures for solar energy systems, which may be claimed by our customers for systems they purchase, or by us for arrangements where we own the systems. These tax credits are currently scheduled to decline and/or expire in 2034.

Solar Energy—Net Metering

Most states in the U.S. make net energy metering, or net metering, available to solar customers. Net metering typically allows solar customers to interconnect their solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit for excess energy generated by their solar energy system that is exported to the grid. In certain jurisdictions, regulators or utilities have reduced or eliminated the benefit available under net metering or have proposed to do so.

12

Seasonality

We do not expect any seasonality in our business.

Property

Our mailing address is 12338 Valley Blvd., Unit C, El Monte, CA 91732. The Company phone number is 626-434-9606. Our website is www.Skylimitenergy.com and our email address is Info@skylimitenergy.com.

Employees

We currently have 11 full-time employees of our business or operations We anticipate adding additional employees in the next 12 months, as needed.

Results of Operations

Results for the six months ended June 30, 2022 and 2021.

Working Capital	June 30, 2022 $	June 30, 2021 $
Cash	177,225	37,954
Current Assets	177,225	37,954
Current Liabilities	1,187,094	586,423
Working Capital (Deficit)	1,009,869	(548,469)

Cash Flows	June 30, 2022 $	June 30, 2021 $
Cash Flows from (used in) Operating Activities	(288,286)	(418,013)
Cash Flows from (used in) Investing Activities	-	-
Cash Flows from (used in) Financing Activities	427,557	308,759
Net Increase (decrease) in Cash During Period	139,271	(109,254)

Revenues

The Company’s revenues were $924,758 for the six months ended June 30, 2022, as compared to $727,020 the six months ended 2021. Revenues increase was primarily due to new customers due to the increased interest in solar installations.

Cost of Revenues

The Company’s cost of revenues was $892,006 for the six months ended June 30, 2022, as compared to $449,931 for the six months ended 2021. Costs increased for the six months ended 2022 due to inflation and supply shortages due to supply chain delays and an increase of customer demand for products in 2022. The Company was unable to purchase products in bulk quantities, therefore, certain jobs cost more to complete

13

Gross Profit

For the six months ended June 30, 2022, the Company’s gross profit was $32,752 as compared to a gross profit of $277,089 for the six months ended June 30, 2021. Gross profit decreased due to the increased costs of revenues for the six months ended 2022, with an offset by an increase in revenues.

General and Administrative Expenses

General and administrative expenses consisted primarily of consulting fees, professional fees, and employee compensations. For the six months ended June 30, 2022, general and administrative expenses were $340,355 as compared to $566,101 for the six months ended June 30, 2021.

Other Income (Expense)

Other expense consisted of interest expense of $(148,042) and forgiveness of PPP loan of $102,367 for the six months ended June 30, 2022, as compared to $(64,745) and $(126,157) of forgiveness of PPP Loan for the six months ended June 30, 2021 and $(3,125) amortization of debt discount.

During 2022, the Company recognized other income related to forgiveness of a PPP loan totaling $102,367.

Net Loss

Our net loss for the six months ended June 30, 2022, was $(353,278), as compared to a net loss of $(230,725) for the six months ended June 30, 2021. The net loss was mainly attributable to our cost of revenues increasing along with a significantly smaller gross profit percentage in 2022 as compared to 2021, while general and administrative expenses reduced to $340,355 during 2022 and $566,201 in 2021, and is further influenced by the matters discussed in the other sections of the MD&A.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and further expand its business. Since its inception, the Company has been mainly funded by related and third parties through capital investment and borrowing of funds.

At June 30, 2022, the Company had total current assets of $177,225. Current assets consist of cash.

At June 30, 2022, the Company had total current liabilities of $1,187,094. Current liabilities consisted primarily of accounts payable and accrued expenses, accrued interest payable, accrued interest payable – related parties, notes payable, loans payable – related parties, and contract liabilities (deferred revenue).

We had negative working capital in the amount of $1,009,869 and $548,469 as of June 30, 2022 and June 30, 2021, respectively.

14

Cashflow from Operating Activities

During the six months ended June 30, 2022 and 2021, there was cash used in operating activities in the amounts of $(288,286) and $(418,013), respectively. Operating cash flows consist primarily of changes related to depreciation, contract liabilities (deferred revenue) and forgiveness of government loans.

Cashflow from Investing Activities

There was $0 cash used in investing activities for the six months ended June 30, 2022, as compared to $0 for the six months ended June 30, 2021.

Cashflow from Financing Activities

During six months ended June 30, 2022 and 2021, cash provided by financing activities was $427,557 and $308,759, respectively. Cash flows from financing activities consisted primarily of cash proceeds from the sale of equity, issuance of debt, repayments of debt, advances, and owner contributions and distributions.

Going Concern and Management’s Plans

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying consolidated financial statements, for the six months ended June 30, 2022, the Company had:

·	Net income of $(353,278); and
·	Net cash used in operations was $288,286

Additionally, at June 30, 2022, the Company had:

·	Accumulated deficit of $2,102,601
·	Stockholders’ deficit of $1,207,788; and
·	Working capital deficit of $1,009,869

The Company has cash on hand of $177,225 at June 30, 2022. The Company expects to generate sufficient revenues and positive cash flows from operations sufficiently to meet its current obligations. However, the Company may seek to raise debt or equity based capital at favorable terms, though such terms are not certain.

These factors create substantial doubt about the Company’s ability to continue as a going concern within the twelve month period subsequent to the date that these consolidated financial statements are issued. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management’s strategic plans include the following:

·	Execute business operations during fiscal year June 30, 2022,
·	Pursuing additional capital raising opportunities,
·	Continuing to explore and execute prospective partnering or distribution opportunities; and
·	Identifying unique market opportunities that represent potential positive short-term cash flow.
·	Expand product and services offerings to a larger surrounding geographic area.

Future Financings.

We will continue to rely on a mix of revenues, and equity sales of the Company’s common shares in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve any additional sales of the equity securities or arrange for debt or other financing to fund our business plan.

Since inception, we have financed our cash flow requirements through issuance of common stock, loans from related and third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

15

We anticipate that we will incur operating losses in the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth.

To address these risks, we must, among other things, obtain a customer base, implement and successfully execute our business and marketing strategy, continually develop and upgrade our business model, marketing and websites, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Critical Accounting Policies.

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Use of Estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates, and those estimates may be material.

Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and other assumptions, which include both quantitative and qualitative assessments that it believes to be reasonable under the circumstances.

Revenue Recognition

The Company generates revenue from the design and installation of solar power systems. The Company recognizes revenue according to ASC 606, Revenue from Contracts with Customers. When the customer obtains control over the promised goods or services, the Company records revenue in the amount of consideration that can be expected to be received in exchange for those goods and services.

The Company applies the following five-step model to determine revenue recognition:

·	Identification of a contract with a customer
·	Identification of the performance obligations in the contact
·	Determination of the transaction price
·	Allocation of the transaction price to the separate performance allocation
·	Recognition of revenue when performance obligations are satisfied

The Company only applies the five-step model when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception and once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company sells solar power systems to residential customers in Southern California. Generally, the cycle from contract inception to project completion is typically one to three months.

16

The Company’s contracts contain a single performance obligation (installation of solar systems), as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct, as a result, the entire transaction price is allocated to this single performance obligation.

The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied. Accordingly, the Company recognizes revenues when the customer obtains control of the Company’s products and services, which occurs upon both city and utility inspections being completed, at this time, the customer has permission to operate their solar system.

Our customer contracts generally have performance obligations which are satisfied at a point in time. The performance obligation is for the delivery of the stand-alone solar power systems and related installation services. Customer contracts are generally fixed-price purchase order fulfillment contracts, and the transaction price is in the contract. Revenue is recognized when obligations under the terms of the contract with our customer are satisfied

For our contracts with customers, payment terms vary as follows:

1.	Finance companies
a.

Up to 80% of the contract price, as funded through an unrelated finance company, upon the completion of a solar system installation. Amounts remitted to the Company are net of dealer fees, which is the amount recognized as earned revenues.

	b.	The balance due upon successful city and utility inspections.

2.	Customer self-pay
	a.	Up to 50% of the contract price received at the completion of a solar system installation.
	b.	The balance due upon successful city and utility inspections.

The Company has contract liabilities or deferred revenue. The Company will recognize revenue when the performance obligation is met.

The Company does not offer any price concessions or rebates.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ deficit, cash flows, or presentation thereof.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses- Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

For SEC filers that meet the criteria of a smaller reporting company (including this Company) and for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

17

We adopted this pronouncement on January 1, 2021; however, the adoption of this standard did not have a material effect on the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes.” This guidance, among other provisions, eliminates certain exceptions to existing guidance related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This guidance also requires an entity to reflect the effect of an enacted change in tax laws or rates in its effective income tax rate in the first interim period that includes the enactment date of the new legislation, aligning the timing of recognition of the effects from enacted tax law changes on the effective income tax rate with the effects on deferred income tax assets and liabilities. Under existing guidance, an entity recognizes the effects of the enacted tax law change on the effective income tax rate in the period that includes the effective date of the tax law. ASU 2019-12 is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted.

We adopted this pronouncement on January 1, 2021; however, the adoption of this standard did not have a material effect on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, to reduce complexity in applying U.S. GAAP to certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2023, with early adoption permitted.

We adopted this pronouncement on January 1, 2021; however, the adoption of this standard did not have a material effect on the Company’s financial statements.

Item 2. Other Information.

None.

18

Item 3. Financial Statements.

Sky Limit Venture Corp.

For the three and six months ended June 30, 2022 and 2021

19

Sky Limit Venture, Corp.

Balance Sheet

June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)

Assets

Current Assets
Cash	$177,225	$37,954
Total Current Assets	177,225	37,954

Vehicles - net	58,555	74,824

Security deposit	2,733	2,733

Total Assets	$238,513	$115,511

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable and accrued expenses	$125,143	$111,531
Notes payable - vehicles	16,451	33,571
Loans payable	466,701	-
Loans payable - related parties	219,950	219,950
Accrued interest payable	12,771	8,906
Accrued interest payable - related party	3,735	2,985
Contract liabilities	342,343	209,480
Total Current Liabilities	1,187,094	586,423

Long Term Liabilities
Notes payable - vehicles	49,207	45,531
Loan payable - related party	60,000	60,000
Notes payable - government loans	150,000	252,367
Total Long Term Liabilities	259,207	357,898

Total Liabilities	1,446,301	944,321

Commitments and Contingencies (Note 8)

Stockholders’ Deficit
Series A, preferred stock, $0.001 par value, 1,000,000 shares authorized
101 and 0 shares issued and outstanding, respectively	-	-
Common stock, $0.001 par value, 1,000,000,000 shares authorized
80,192,200 and 80,157,200 shares issued and outstanding, respectively	80,192	80,157
Additional paid-in capital	814,621	769,656
Accumulated deficit	(2,102,601)	(1,678,623)
Total Stockholders’ Deficit	(1,207,788)	(828,810)

Total Liabilities and Stockholders’ Deficit	$238,513	$115,511

20

Sky Limit Venture, Corp.

Statement of Operations

For the Periods Ended June 30, 2022 and 2021

	For the Six Months Ended June 30,
	2022	2021

Revenues - net	$924,758	$727,020

Cost of revenues	892,006	449,931

Gross profit	32,752	277,089

General and administrative expenses	340,355	566,101

Loss from operations	(307,603)	(289,012)

Other income (expenses)
Amortization of debt discount	-	(3,125)
Interest expense	(148,042)	(64,745)
Forgiveness of PPP loan	102,367	126,157
Other income (expenses) - net	(45,675)	58,287

Net loss	$(353,278)	$(230,725)

Loss per share - basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares - basic and diluted	80,167,761	80,000,000

21

Sky Limit Venture, Corp.

Statement of Changes in Stockholders’ Deficit

For the Periods Ended June 30, 2022 and 2021

	Series A				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

December 31, 2020 (audited)	-	$-	80,000,000	$80,000	$297,151	$(1,003,259)	$(626,108)

Stock issued for services - related party	101	-	-	-	101	-	101

Conversion of debt	-	-	117,200	117	117,083	-	117,200

Conversion of debt - related party	-	-	40,000	40	39,960	-	40,000

Contributions	-	-	-	-	315,361	-	315,361

Net loss - 2021	-	-	-	-	-	(675,364)	(675,364)

December 31, 2021 (audited)	101	-	80,157,200	80,157	769,656	(1,678,623)	(828,810)

Stock issued for cash	-	-	35,000	35	34,965	-	35,000

Contributions	-	-	-	-	10,000	-	10,000

Distributions	-	-	-	-	-	(70,700)	(70,700)

Net loss - 2022	-	-	-	-	-	(353,278)	(353,278)

June 30, 2022 (unaudited)	101	$-	80,192,200	$80,192	$814,621	$(2,102,601)	$(1,207,788)

22

Sky Limit Venture, Corp.

Statement of Changes in Stockholders’ Deficit

For the Periods Ended June 30, 2021 and 2020

	Series A				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

December 31, 2019 (audited)	-	$-	80,000,000	$80,000	$140,151	$(1,031,980)	$(811,829)

Contributions	-	-	-	-	157,000	-	157,000

Distributions	-	-	-	-	-	(167,886)	(167,886)

Net income - 2020	-	-	-	-	-	196,607	196,607

December 31, 2020 (audited)	-	-	80,000,000	80,000	297,151	(1,003,259)	(626,108)

Net loss - 2021	-	-	-	-	-	(230,725)	(230,725)

June 30, 2021 (unaudited)	-	$-	80,000,000	$80,000	$629,151	$(1,233,984)	$(524,833)

23

Sky Limit Venture, Corp.

Statements of Cash Flows

For the Periods Ended June 30, 2022 and 2021

	For the Six Months Ended June 30,
	2022	2021
Operating activities
Net loss	$(353,278)	$(230,725)
Adjustments to reconcile net income (loss) to net cash used in operations
Depreciation	16,269	18,640
Amortization of debt issue costs	-	(3,125)
Forgiveness of government loans	(102,367)	(126,157)
Changes in operating assets and liabilities
Increase (decrease) in
Accounts payable and accrued expenses	13,612	6,875
Accrued interest payable	3,865	3,469
Accrued interest payable - related parties	750	375
Contract liabilities	132,863	(87,365)
Net cash used in operating activities	(288,286)	(418,013)

Financing activities
Proceeds from loans payable	546,000	-
Repayments of loans payable	(79,299)	-
Proceeds from issuance of notes payable - government loans	-	102,367
Repayments on notes payable - vehicles	(13,444)	(19,046)
Repayments on notes payable - related party	-	(2,303)
Repayments on notes payable - other	-	(104,259)
Stock issued for cash	35,000	-
Contributions	10,000	332,000
Distributions	(70,700)	-
Net cash provided by financing activities	427,557	308,759

Net (decrease) increase in cash	139,271	(109,254)

Cash - beginning of period	37,954	190,790

Cash - end of period	$177,225	$81,536

Supplemental disclosure of cash flow information
Cash paid for interest	$143,427	$61,659
Cash paid for income tax	$-	$-

24

SKY LIMIT VENTURE CORP

D/B/A SKY LIMIT ENERGY

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022

Note 1 - Organization and Nature of Operations

Organization and Nature of Operations

Sky Limit Ventures Corp (collectively, “we,” “us,” “our” or the “Company”) doing business as Sky Limit Energy, a California S-Corporation (incorporated May 2016), is a solar, electrical, roofing, and general building company in Southern California.

The Company offers a turnkey solution, including sales, design, permitting, development, installation, construction, and repairs. Our customers can choose from a variety of financing options including Power Purchase Agreement and other third-party lease programs.

The Company’s services include installation of residential and commercial solar photovoltaic systems, electric vehicle charging stations, installation of new roofing, re-roofing, solar roof, installation of energy generation and battery storage. Additionally, the Company is continuing research and development of recycled electric vehicle lithium batteries to repurpose for outdoor use. It is also creating an application to monitor the battery life span for equipment failures.

On October 22, 2021, the Company’s Regulation A offering was declared qualified by the U.S. Securities and Exchange Commission.

Impact of COVID-19

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. The COVID-19 pandemic has the potential to significantly impact the Company’s supply chain, distribution centers, or logistics and other service providers.

In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakened demand for products and services and a decreased ability to raise additional capital when needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly.

To date, we have maintained uninterrupted business operations with normal turnaround times for the delivery and installation of solar systems. We have implemented adjustments to our operations designed to keep employees safe and comply with federal, state, and local guidelines, including those regarding social distancing. The extent to which COVID19 may further impact the Company’s business, results of operations, financial condition and cash flows will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In response to COVID-19, the United States government has passed legislation and taken other actions to provide financial relief to companies and other organizations affected by the pandemic.

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations.

Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition, and results of operations.

25

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Liquidity, Going Concern and Management’s Plans

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying financial statements, for the six months ended June 30, 2022, the Company had:

•	Net loss of $353,278; and
•	Net cash used in operations was $288,286

Additionally, at June 30, 2022, the Company had:

•	Accumulated deficit of $2,102,601
•	Stockholders’ deficit of $1,207,788; and
•	Working capital deficit of $1,009,869

The Company has cash on hand of $177,225 at June 30, 2022. The Company expects to generate sufficient revenues and positive cash flows from operations sufficiently to meet its current obligations. However, the Company may seek to raise debt or equity-based capital at favorable terms, though such terms are not certain.

These factors create substantial doubt about the Company’s ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management’s strategic plans include the following:

•	Pursuing additional capital raising opportunities,
•	Continuing to explore and execute prospective partnering or distribution opportunities; and
•	Identifying unique market opportunities that represent potential positive short-term cash flow.
•	Expand product and services offerings to a larger surrounding geographic area.

Note 2 - Summary of Significant Accounting Policies

Business Segments

The Company uses the “management approach” to identify its reportable segments. The management approach requires companies to report segment financial information consistent with information used by management for making operating decisions and assessing performance as the basis for identifying the Company’s reportable segments. The Company has identified one single reportable operating segment.

The Company manages its business on the basis of one operating and reportable segment and derives revenues from selling its product and related services. The Company’s long-lived assets are located in the United States.

26

Use of Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates, and those estimates may be material.

Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and other assumptions, which include both quantitative and qualitative assessments that it believes to be reasonable under the circumstances.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents.

At June 30, 2022 and December 31, 2021, respectively, the Company did not have any cash equivalents.

Vehicles

Vehicles are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets.

Expenditures for repair and maintenance which do not materially extend the useful lives of property and equipment are charged to operations. When vehicles are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in operations.

Management reviews the carrying value of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

There were no impairment losses for the six months ended June 30, 2022 and 2021, respectively.

Impairment of Long-lived Assets

Management evaluates the recoverability of the Company’s identifiable intangible assets and other long-lived assets when events or circumstances indicate a potential impairment exists, in accordance with the provisions of ASC 360-10-35-15 “Impairment or Disposal of Long-Lived Assets.” Events and circumstances considered by the Company in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable include but are not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; and changes in the Company’s business strategy. In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets.

If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Debt Issue Cost

Debt issuance cost paid to lenders, or third parties are recorded as debt discounts and amortized to interest expense in the statements of operations, over the life of the underlying debt instrument. See Note 7.

Paycheck Protection Program Loans

The Company records Paycheck Protection Program (“PPP”) loan proceeds in accordance with ASC 470, Debt. Debt is extinguished when either debtor pays the creditor or the debtor is legally released from being the primary obligor, either judicially or by the creditor. See Note 6.

27

Warranty Obligations

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from fifteen (15) to twenty (20) years from customer acceptance. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. This provision is based on historical information on the nature, frequency, and average cost of claims for each product line. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made, as necessary.

The Company has had an insignificant amount associated with providing related warranty services. At June 30, 2022 and December 31, 2021, respectively, the Company has not recorded any liability associated for warranties.

In addition to the Company warranty, the product manufacturer also provides warranties. In place is a twenty-five (25) year warranty on the solar panels, as well as a warranty for the power inverter that is either fifteen (15) or twenty-five (25) years. At June 30, 2022 and December 31, 2021, respectively. The Company is not aware of any claims made in connection with the manufacturer’s warranty.

Revenue Recognition

The Company generates revenue from the design and installation of solar power systems. The Company recognizes revenue according to ASC 606, Revenue from Contracts with Customers. When the customer obtains control over the promised goods or services, the Company records revenue in the amount of consideration that can be expected to be received in exchange for those goods and services.

The Company applies the following five-step model to determine revenue recognition:

•	Identification of a contract with a customer
•	Identification of the performance obligations in the contact
•	Determination of the transaction price
•	Allocation of the transaction price to the separate performance allocation
•	Recognition of revenue when performance obligations are satisfied

The Company only applies the five-step model when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception and once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company sells solar power systems to residential customers in Southern California. Generally, the cycle from contract inception to project completion is typically one to three months.

The Company’s contracts contain a single performance obligation (installation of solar systems), as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct, as a result, the entire transaction price is allocated to this single performance obligation.

The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied. Accordingly, the Company recognizes revenues when the customer obtains control of the Company’s products and services, which occurs upon both city and utility inspections being completed, at this time, the customer has permission to operate their solar system.

28

Our customer contracts generally have performance obligations which are satisfied at a point in time. The performance obligation is for the delivery of the stand-alone solar power systems and related installation services. Customer contracts are generally fixed-price purchase order fulfillment contracts, and the transaction price is in the contract. Revenue is recognized when obligations under the terms of the contract with our customer are satisfied

For our contracts with customers, payment terms vary as follows:

1.	Finance companies

a.

Up to 80% of the contract price, as funded through an unrelated finance company, upon the completion of a solar system installation. Amounts remitted to the Company are net of dealer fees, which is the amount recognized as earned revenues.

b.	The balance due upon successful city and utility inspections.

2.	Customer self-pay

a.	Up to 50% of the contract price received at the completion of a solar system installation.
b.	The balance due upon successful city and utility inspections.

The Company has contract liabilities or deferred revenue. The Company will recognize revenue when the performance obligation is met.

The Company does not offer any price concessions or rebates.

Other

During the six months ended June 30, 2022 and 2021, respectively, the Company recognized revenues from providing services as an independent contractor. Revenue was recognized upon receipt of payment.

Under ASC 606, the Company disaggregates its revenue from contracts with customers by those revenues recorded over-time and revenues recorded at a point in time. All of the Company’s revenues are recorded at a point in time.

The following represents the Company’s disaggregation of revenues by type for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022		2021

Revenues by Type	Revenues	% of Revenues	Revenues	% of Revenues

Financed projects	$488,862	53%	$386,545	53%
Customer self-pay	269,585	29%	115,887	16%
Independent contractor	166,311	18%	224,588	31%
Total revenues	$924,758	100%	$727,020	100%

Cost of Sales

Cost of sales predominantly represents the cost of tangible products sold. These costs include subcontractors and job-related materials and supplies.

Income Taxes

The Company is not subject to income taxes in any jurisdiction, as the members are responsible for income taxes on their proportionate share of the Company’s taxable income. Accordingly, no provision for income taxes is reflected for any periods in the accompanying financial statements.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At June 30, 2022 and December 31, 2021, respectively, the Company had no liabilities for uncertain tax positions.

29

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included as a component of general and administrative expense in the statements of operations.

The Company recognized $1,756 and $25,260 in marketing and advertising costs during the six months ended June 30, 2022 and 2021, respectively.

Basic and Diluted Earnings (Loss) per Share

Pursuant to ASC 260-10-45, basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the periods presented. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. Potentially dilutive common shares may consist of common stock issuable for stock options and warrants (using the treasury stock method), convertible notes and common stock issuable. These common stock equivalents may be dilutive in the future.

The Company did not have any potentially dilutive equity securities outstanding as of June 30, 2022 and 2021, respectively.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

See Notes 5 and 9.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ deficit, cash flows, or presentation thereof. Management has evaluated all recent accounting pronouncements as issued by the FASB in the form of Accounting Standards Updates (“ASU”) through the date these financial statements were available to be issued and found no recent accounting pronouncements issued, but not yet effective accounting pronouncements, when adopted, will have a material impact on the consolidated financial statements of the Company.

Reclassifications

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no material effect on the results of operations, stockholders’ deficit, or cash flows.

Note 3 – Vehicles

Vehicles consisted of the following:

	June 30,	December 31,	Estimated Useful
	2022	2021	Lives (Years)

Vehicles	$198,248	$198,248	5
Accumulated depreciation	139,693	123,424
Total vehicles - net	$58,555	$74,824

30

Depreciation expense for the six months ended June 30, 2022 and 2021 was $16,269 and $18,640, respectively.

Note 4 – Notes Payable – Vehicles

The Company has outstanding debt with various parties. The following represents a summary of the Company’s debt, key terms, and outstanding balances at June 30, 2022 and December 31, 2021, respectively:

The Company has several outstanding notes related to the purchase of vehicles as follows:

Terms	Vehicle #1	Vehicle #2	Vehicle #3	Vehicle #4	Vehicle #5	Total

Issuance date of note	October 13, 2017	August 23, 2018	September 20, 2019	September 24, 2019	February 10, 2020
Maturity date	September 13, 2022	August 23, 2023	April 20, 2022	August 24, 2024	January 10, 2026
Interest rate	2.90%	4.49%	21.90%	1.90%	7.49%
Collateral	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured
Monthly P&I	$721	$662	$320	$946	$859

Original loan balance	$40,210	$35,555	$7,703	$54,083	$49,697	$187,248

Cash paid for acquisition of vehicle	$-	$4,000	$3,000	$3,000	$5,000	$15,000

Balance - December 31, 2020	$15,665	$20,112	$1,545	$39,267	$41,850	$118,439
Repayments	(8,467)	(7,542)	(1,545)	(11,337)	(10,446)	(39,337)
Balance - December 31, 2021	7,198	12,570	-	27,930	31,404	79,102
Repayments	(4,109)	(3,381)	-	(4,855)	(1,099)	(13,444)
Balance - June 30, 2022	$3,089	$9,189	$-	$23,075	$30,305	$65,658

See Note 8.

Note 5 – Notes Payable – Related Parties

The Company has transactions with its Chief Executive Officer as well as family members related to the Chief Executive Officer as follows:

	Loan Payable	Loan Payable	Loan Payable	Loan Payable
Terms	Related Party	Related Party	Related Party	Related Party	Total

Issuance date of note	December 31, 2017	April 5, 2018	May 2021	May/August 2021
Maturity date	December 31, 2027	March 5, 2021	Due on Demand	Due on Demand
Interest rate	1.00%	10.49%	0%	0%
Collateral	Unsecured	Unsecured	Unsecured	Unsecured

Balance - December 31, 2020	$75,000	$2,303	$-	$-	$77,303
Proceeds	-	-	200,000	44,950	244,950
Repayments	(15,000)	(2,303)	-	(25,000)	(42,303)
Balance - December 31, 2021	60,000	-	200,000	19,950	279,950
Repayments	-	-	-	-	-
Balance - June 30, 2022	$60,000	$-	$200,000	$19,950	$279,950

31

Note 6 – Notes Payable – Government Loans

(A) Payroll Protection Program (“PPP”)

On April 30, 2020, we executed an unsecured promissory note for $125,000 under the PPP with Chase Bank (the “Lender”).

The term of the loan was for two years with an interest rate of 0.98%, which was deferred for the first six months of the term of the loan. The loan required equal payments of principal and interest over the eighteen (18) months following the interest deferral period. This loan was forgiven on April 6, 2021.

On February 15, 2021, we executed an unsecured promissory note for $102,367 under the PPP with the Lender.

The term of the loan was for five years with an interest rate of 0.98%, which was deferred for the first six months of the term of the loan. The loan required equal payments of principal and interest over the eighteen (18) months following the interest deferral period. This loan was forgiven on January 10, 2022.

The promissory notes evidencing these loans contains customary events of default relating to, among other things, payment defaults, breach of representations and warranties, or provisions of the promissory note. The occurrence of an event of default may result in the repayment of all amounts outstanding, collection of all amounts owing from the Company, and/or filing suit and obtaining judgment against the Company.

Conditional Loan Forgiveness

Under the terms of the PPP loan program, all or a portion of this Loan may be forgiven upon request from Borrower to Lender, provided the Loan proceeds are used in accordance with the terms of the Coronavirus Aid, Relief and Economic Security Act (the “Act” or “CARES”), Borrower is not in default under the Loan or any of the Loan Documents, and Borrower has provided documentation to Lender supporting such request for forgiveness that includes verifiable information on Borrower’s use of the Loan proceeds, to Lender’s satisfaction, in its sole and absolute discretion. Currently, the Company believes the loan will be forgiven, however, there is a significant uncertainty that prevents a final determination from being made as of the date of these financial statements.

(B) Economic Injury Disaster Loan (“EIDL”)

This program was made available to eligible borrowers in light of the impact of the COVID-19 pandemic and the negative economic impact on the Company’s business. Proceeds from the EIDL are to be used for working capital purposes.

32

On July 28, 2020, we executed a promissory note for $150,000 under the EIDL with the U.S. Small Business Administration (“SBA”). The note bears interest at 3.75% and is secured by all of the Company’s assets.

Installment payments, including principal and interest, are due monthly beginning July 28, 2021 (twelve (12) months from the date of the promissory note) in the amount of $731. The balance of principal and interest is payable over the next thirty (30) years from the date of the promissory note. There are no penalties for prepayment. Based upon guidance issued by the SBA on June 19, 2020, the EIDL Loan is not required to be refinanced by the PPP loan.

The following is a summary of both the PPP and EIDL loans and related accrued interest.

	Note Payable		Note Payable	Note Payable
Terms	PPP		EIDL	PPP		Total

Issuance date of note	April 30, 2020		July 28, 2020	February 15, 2021
Maturity date	April 30, 2022		July 28, 2050	February 15, 2026
Interest rate	0.98%		3.75%	0.98%
Collateral	Unsecured		All assets	Unsecured

Original loan balance	$125,000		$150,000	$102,367		$377,367

Balance - December 31, 2020	$125,000		$150,000	$-		$275,000
Proceeds from note payable	-		-	102,367		102,367
Debt forgiveness	(125,000	)*	-	-		(125,000)
Balance - December 31, 2021	-		150,000	102,367		252,367
Debt forgiveness	-		-	(102,367	)**	(102,367)
Balance - June 30, 2022	$-		$150,000	$-		$150,000

* On April 6, 2021, the loan and related accrued interest were forgiven and accounted for as other income.
** On January 10, 2022, the loan and related accrued interest were forgiven.

Note 7 – Loans Payable

Six Months Ended June 30, 2022

In 2022, the Company executed several loans with third parties for an aggregate $546,000. Each of these loans required payments either weekly or monthly. Monthly payments ranged from $4,784 - $23,076.

Year Ended December 31, 2021

In 2020, the Company executed a note with a third party for $250,000. The lender charged an origination fee of $6,250, resulting in net proceeds of $243,750. The origination fee was amortized over the life of the note. The Company was required to make weekly payments of $6,351, resulting in total repayments under the terms of this loan $330,252. The loan was repaid in full in 2021.

33

The following is a summary of loans payable.

Terms	Loans Payable	Loans Payable	Total

Issuance date of note	November 30, 2020	January 2022 - June 2022
Maturity date	November 30, 2021	January 2023 - December 2023
Interest rate	20.00%	20% - 34%
Collateral	Unsecured	All assets of the Company

Original loan balance	$250,000	$546,000	$796,000

Balance - December 31, 2020	$227,395	$-	$227,395
Repayments	(233,124)	-	(233,124)
Amortization of debt issue costs	5,729	-	5,729
Balance - December 31, 2021	-	-	-
Proceeds from loans payable	-	546,000	546,000
Repayments	-	(79,299)	(79,299)
Balance - June 30, 2022	$-	$466,701	$466,701

Note 8 – Commitments

Debt

The following represents the Company’s future minimum payments required under notes for the Company’s vehicles that have remaining terms in excess of one year at June 30, 2022:

2022 (6 months)	$16,451
2023	25,141
2024	16,149
2025	7,917
Total notes payable	65,658
Less: current portion of notes payable	(16,451)
Notes payable - long term portion	$49,207

See Note 4 regarding the Company’s debt obligations.

Note 9 – Stockholders’ Deficit

Increase in Authorized Shares and Forward Stock Split

On May 26, 2021, the Company increases its authorized shares from 1,000,000 to 1,000,000,000.

On August 5, 2021, the Company effected an 8,000 for 1 forward stock split. All share and per share amounts have been retroactively restated to the earliest period presented.

34

Authorization of Par Value for Common Stock and Series A, Preferred Stock.

On July 7, 2021, the Company designated a par value of $0.001 per share of common stock and Series A, preferred stock. Prior to this designation, the Company had no par common stock. All share and per share amounts have been retroactively restated to the earliest period presented.

The Company has two (2) classes of stock:

Common Stock

-	1,000,000,000 shares authorized
-	No par value
-	Voting at 1 vote per share

Issuance and Designation of Series A, Preferred Stock

On July 7, 2021, the Company designated 1,000,000 shares of the 1,000,000,000 authorized shares, as Series A, preferred stock, having a par value of $0.001/share. This class of stock entitles the holder to super voting rights, resulting in the ability to control the Company. The Company issued 101 shares to the Company’s Chief Executive Officer in exchange for services rendered, having a fair value of $101.

Series A, Preferred Stock

-	1,000,000 shares authorized, 101 shares issued and outstanding
-	$0.001 par value
-	Redemption rights – none
-	Dividend rights – none
-	Liquidation rights – none
-	Senior to the authorized, issued and outstanding shares of common stock
-	Voting control through super voting rights, calculated as follows:

Total issued and outstanding common stock multiplied by 0.019607 divided by 0.49, minus the numerator multiplied by total Series A, preferred stock held. Equivalent votes are calculated as follows:

Shares issued and outstanding	80,192,200
Ratio	0.019607

Numerator	1,572,328

Divided by	0.49

3,208,834

Less: the numerator	(1,572,328)

Votes held per share of Series A, preferred stock	1,636,505

Shares issued and outstanding	101

Total votes as of June 30, 2022	165,287,019

35

Equity Transactions for the Six Months Ended June 30, 2022

Stock Issued for Cash

During 2022, the Company issued 35,000 shares of common stock for $35,000 ($1/share). The shares were sold pursuant to the Company’s Regulation A Offering.

Equity Transactions for the Year Ended December 31, 2021

Stock Issued upon Debt Conversion

During 2021, the Company received $117,200 in advances from various third parties. The advances were non-interest bearing, unsecured and due on demand. On December 31, 2021, all amounts were converted into the Company’s Regulation A offering of common stock. All advances were converted at the Regulation A offering price of $1/share, resulting in the issuance of 117,200 shares.

Stock Issued upon Debt Conversion – Related Parties

During 2021, the Company received $40,000 in advances from various related parties. The advances were non-interest bearing, unsecured and due on demand. On December 31, 2021, all amounts were converted into the Company’s Regulation A offering of common stock. All advances were converted at the Regulation A offering price of $1/share, resulting in the issuance of 40,000 shares.

Item 4. Exhibits

Number	Exhibit Description

2.1*	Amended Articles of Incorporation and Amendments Thereto
2.2*	Bylaws
3.1*	Specimen Stock Certificate
3.2*	Subscription Agreement

* Previously filed with the SEC on Form 1-A on August 20, 2021

36

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	Sky Limit Venture, Corp.

By:	/s/ Mark Senelath
Title:	Mark Senelath, Chief Executive Officer (Principal Executive Officer)
(Date):	September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Linda Senelath
Title:	Linda Senelath, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)
(Date):	September 28, 2022

SIGNATURES OF DIRECTORS:
/s/ Mark Senelath	September 28, 2022
Mark Senelath	Date

37